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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    June, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

June 3, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

                Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

                Date of Material Change

June 3, 2005

Item 3.

                News Release

The news release was issued at Toronto, Ontario on June 3, 2005.

Item 4.

                Summary of Material Change

The Company announced that at its Annual and Special Meeting held last Tuesday, May 24th, 2005 shareholders elected two new independent directors, Messrs. Brian W. Penny and Mark Wayne.

The Company also announced the grant of incentive stock options to directors, employees and officers to purchase up to a total of 1,325,000 common shares in the capital of Alamos at a price of Cdn.$3.73 per share. The options granted to directors and senior officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period.

Item 5.

                Full Description of Material Change

Reference the accompanying news release dated June 3, 2005.

Item 6.

                Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

                Omitted Information

Not Applicable

Item 8.

                Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

                Date of Report

Dated at Toronto, Ontario this 3rd day of June, 2005.

                                        - 2 -

Friday, June 03, 2005	For Immediate Release

Alamos Gold Inc. Announces Election of New Directors and Grant of Director and Employee Stock Options.

Toronto, Ontario - Alamos Gold Inc. (Alamos) announces that at its Annual and Special Meeting held last Tuesday, May 24th, 2005 shareholders elected two new independent directors, Mr. Brian W. Penny and Mr. Mark Wayne.

Mr. Penny is Vice-President Finance and Chief Financial Officer of Silver Bear Resources Inc. Mr. Penny is a Certified Management Accountant with approximately twenty years experience in the mining industry, most recently as Vice-President Finance and Chief Financial Officer of a major international mining company.

Mr. Wayne is Vice President of McFarlane Gordon Inc. and Chief Financial Officer of QGX Ltd.  Mr. Wayne has a law degree and is a Chartered Financial Analyst. He practiced law from 1980 – 1987, specializing in the fields of corporate and securities law. In 1987 he founded AltaFund Investment Corp.; in 1991 AltaFund joined the Altamira group of mutual funds and Mr. Wayne subsequently became Vice-President, Western Canada for Altamira until November 1998.

Alamos values the skills and expertise that both Mr. Penny and Mr. Wayne bring to their new roles on the Board of Directors and as members of the Audit Committee.

Alamos has granted incentive stock options to its directors and 19 employees and officers to purchase up to a total of 1,325,000 common shares in the capital of Alamos at a price of Cdn.$3.73 per share. The options granted to directors and senior officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations Officer
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

        The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.